March 16, 2018

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Edwin Kim

Re:	ForeScout Technologies, Inc. Registration Statement on Form S-1 File No. 333-223743

Acceleration Request
Requested Date:    March 20, 2018
Requested Time:    4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ForeScout Technologies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-223743) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Lisa Stimmell at (650) 849-3424.
Under separate cover, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

* * * *

Sincerely,

FORESCOUT TECHNOLOGIES, INC.

By:	/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel,
Corporate Secretary, and Corporate Compliance
Officer

cc:	Michael DeCesare, ForeScout Technologies, Inc.
Christopher Harms, ForeScout Technologies, Inc.

Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.